

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

William Harley, III
Chief Executive Officer
Greenrose Acquisition Corp.
111 Broadway
Amityville, NY 11701

      Re: Greenrose Acquisition Corp.
          Proxy Statement on Schedule 14A, as amended
          Filed June 4, 2021
          File No. 001-39217

Dear Mr. Harley:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Guy Molinari